EXHIBIT 99.02


DESCRIPTION OF COMMON STOCK


         The information under this caption is a succinct summary of certain provisions and is subject to the detailed provisions of Northern States Power Company's (the "Company") Restated Articles of Incorporation, as amended, and of its By-Laws, which have been filed (or incorporated by reference) as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and which are incorporated herein by this reference.

GENERAL

         The capital stock of the Company consists of two classes: Common Stock, par value $2.50 per share and Preferred Stock, par value $100 per share (the "Cumulative Preferred Stock"). As of March 2, 1998, there were 160,000,000 shares of Common Stock authorized, of which 74,861,502 shares were outstanding as of such date. On January 28, 1998, the Board of Directors of the Company adopted, subject to shareholder approval at the Annual Meeting scheduled for April 22, 1998, an amendment to the company's Restated Articles of Incorporation, as amended, which provides for an increase in the number of authorized shares of Common stock from 160,000,000 shares to 350,000,000 shares. As of March 2, 1998, there were 7,000,000 shares of Cumulative Preferred Stock authorized, of which the following series were outstanding as of such date:
$3.60 Series -- 275,000 shares; $4.08 Series -- 150,000 shares; $4.10 Series --
175,000 shares; $4.11 Series -- 200,000 shares; $4.16 Series -- 100,000 shares;
$4.56 Series -- 150,000 shares; Variable Rate Series A -- 300,000 shares; and Variable Rate Series B -- 650,000 shares). All of the outstanding shares of the Variable Rate Series A and Variable Rate Series B will be redeemed on March 31, 1998.

The Board of Directors of the Company is authorized to provide for the issue from time to time of Cumulative Preferred Stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when Cumulative Preferred Stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the Common Stock or for other corporate purposes.


DIVIDEND RIGHTS

         Before any dividends may be paid on the Common Stock, the holders of each series of the Company's Cumulative Preferred Stock are entitled to receive their dividends at the respective rates provided for the shares of the respective series. In addition, the Company may not, except in certain limited circumstances, declare or pay any dividends on its Common Stock if the Company has deferred payment of interest on its Junior Subordinated Debentures that were issued in connection with the Trust Originated Preferred Securities (TOPrS) issued and sold by its subsidiary trust, NSP Financing I.

LIMITATIONS ON PAYMENT OF DIVIDENDS ON AND ACQUISITIONS OF COMMON STOCK

         So long as any shares of Cumulative Preferred Stock are outstanding, dividends (other than dividends payable in Common Stock) or distributions on, or acquisitions for value of, Common Stock (i) may not exceed 50% of net income of the Company for a preceding twelve-month period, after deducting dividends accruing on any Cumulative Preferred Stock during the period, if the sum of the capital represented by the Common Stock, premiums on capital stock (restricted to premiums on Common Stock only by Commission Orders), and surplus accounts is less than 20% of the sum of the total capital, premiums on capital stock, surplus accounts and debt maturing more than one year after date of issue, (ii) may not exceed 75% of net income for such preceding twelve-month period, as adjusted, if such capitalization ratio is 20% or more but less than 25%, and
(iii) if such capitalization ratio exceeds 25%, such dividends, distributions or acquisitions may not reduce such ratio to less than 25% except to the extent permitted by clauses (i) and (ii) above.

         In the Company's Trust Indenture dated February 1, 1937, as supplemented (the "Trust Indenture"), securing its First Mortgage Bonds, the Company has covenanted that the sum of (i) all dividends and distributions on the Common Stock of the Company after September 30, 1954 (other than in Common Stock), and (ii) the cost of all shares of its Common Stock acquired by it after that date shall not exceed the sum of (a) the earned surplus of the Company and certain of its former subsidiary companies, consolidated, at September 30, 1954, and (b) an amount equal to the net income of the Company and certain of its former subsidiary companies, consolidated, earned after September 30, 1954, after making provisions for all dividends accruing after that date on preferred stock of the Company and after taking into consideration all proper charges and credits to earned surplus made after that date. In computing net income for the purpose of this covenant, there will be deducted an amount, if any, by which 15% of the consolidated gross operating revenues of such companies, as defined in the Trust Indenture, after certain deductions, exceeds the aggregate of the amounts expended for maintenance and provided for depreciation. None of the foregoing provisions are expected to impair the Company's ability to pay dividends in the foreseeable future.

         The Company's Supplemental and Restated Trust Indenture dated May 1, 1988 (the "Restated Indenture") amends and restates the Trust Indenture. The Restated Indenture will not become effective and operative until all First Mortgage Bonds of each series issued under the Trust Indenture prior to July 1989 shall have been retired through payment or redemption or, subject to certain limitations, until the holders of the requisite principal amount of such First Mortgage Bonds shall have consented to the amendments contained in the Restated Indenture (the "Effective Date"). The Restated Indenture will replace the dividend restriction described in the preceding paragraph with the requirement that (a) the sum of: (i) all dividends and distributions on the Company's Common Stock after the Effective Date (other than in Common Stock) and
(ii) the amount, if any, by which the considerations given by the Company for the purchase or other acquisition of its Common Stock after the Effective Date exceeds the considerations received by it after the Effective Date from the sale of Common Stock, shall not exceed (b) the sum of: (i) the retained earnings of the Company at the Effective Date, and (ii) an amount equal to the net income of the Company earned after the Effective Date, after deducting all dividends accruing after the Effective Date on all classes and series of preferred stock of the Company. In computing net income for the purpose of this amended covenant, there will be deducted the amount, if any, by which, after the date commencing 365 days prior to the Effective Date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of the Company's completed depreciable property, as defined in the Restated Indenture.

VOTING RIGHTS

         The holders of shares of Cumulative Preferred Stock of the $3.60 Series are entitled to three votes for each share held, and the holders of shares of Common Stock and shares of Cumulative Preferred Stock of all other series are entitled to one vote for each share held on all matters submitted to a vote of the Company's stockholders; provided that when dividends payable on the Cumulative Preferred Stock of any series outstanding are in default in an amount equivalent to the amount payable thereon during the immediately preceding twelve-month period, and until such default shall have been remedied, the holders of shares of Cumulative Preferred Stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors and the holders of shares of Common Stock, voting as a class, are entitled to elect the remaining directors of the Company.

         The affirmative vote or consent of the holders of various specified percentages of Cumulative Preferred Stock is required to effect certain changes in the capital structure of the Company and certain other transactions that might affect their rights. Except to the extent required by law, holders of Common Stock do not vote as a class in case of any modification of their rights.

CHANGE OF CONTROL

         The Company's By-laws and the Minnesota Business Corporation Act, as amended (the "Minnesota BCA"), contain provisions that could discourage or make more difficult a change of control of the Company. Such provisions are designed to protect the Company's shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with the Company to negotiate with its Board of Directors for the fair and equitable treatment of all of the Company's shareholders.

         ELECTION OF DIRECTORS. In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The Board of Directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified Board along with cumulative voting rights may make it more difficult for a group owning a significant amount of the Company's voting securities to effect a change in the majority of the Board than would be the case if cumulative voting did not exist.

         BY-LAW PROVISIONS. The Company's By-laws require advance notice of the introduction by shareholders of business at annual or special meetings of shareholders of the Company. For any such proposal to be properly brought before an annual or special meeting, a shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Secretary of the Company not less than 20 days nor more than 90 days prior to the scheduled annual or special meeting, as the case may be; provided that if the date of such meeting is not disclosed at least 30 days in advance, a shareholder notice will be timely delivered if received by the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of the meeting date occurred. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on the Company's books, (iii) the class and number of shares beneficially owned by each such shareholder, and (iv) a description of any financial or other interest of each such shareholder in the proposal.

         MINNESOTA BCA. Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of the Company's voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless (a) the acquisition is approved by (i) a majority of the voting power of all shares of the Company entitled to vote and (ii) a majority of the voting power of all shares of the Company entitled to vote excluding all shares owned by the acquirer or by any officer of the Company, or
(b) the acquisition (i) is pursuant to an all-cash tender offer for all of the voting shares of the Company, (ii) results in the acquirer becoming the owner of at least a majority of the outstanding voting shares of the Company, and (iii) has been approved by a committee of disinterested directors.

         Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including the Company, from engaging in any business combination with a person or entity owning 10% or more of the Company's voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

         Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an "offeror") for the Company is prohibited from acquiring any additional Company shares within two years following the last purchase of shares pursuant to a takeover offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to a takeover offer or (ii) shareholders of the Company are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

LIQUIDATION RIGHTS

         In the event of liquidation, after the holders of all series of Cumulative Preferred Stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the Common Stock are entitled to the remaining assets.

PREEMPTIVE AND SUBSCRIPTION RIGHTS

         No holder of stock of the Company has the preemptive right to purchase or subscribe for any additional capital stock of the Company.

         The Company's Common Stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. The Transfer Agent for the Common Stock is the Company and the Registrar is Norwest Bank Minnesota, N.A.